EXHIBIT 99.1

Cellectis Appoints Biopharma Veteran Steve Doares, Ph.D., as Senior Vice President of US Manufacturing

NEW YORK, July 21, 2020 (GLOBE NEWSWIRE) -- Cellectis (Euronext Growth: ALCLS; Nasdaq: CLLS), a clinical-stage biopharmaceutical company focused on developing immunotherapies based on gene-edited allogeneic CAR T-cells (UCART), today announced that Steve Doares, Ph.D., joins Cellectis from Biogen as Senior Vice President of US Manufacturing Manufacturing and Site Head of Raleigh manufacturing plant in NC.

Dr. Doares is responsible for the deployment of Cellectis' proprietary state-of-the-art gene-editing cell manufacturing plant in Raleigh, NC, for clinical and commercial supplies of the Company’s current immuno-oncology UCART product candidates.

“Steve is a very talented leader who brings with him to Cellectis a wide breadth of industry experience that spans across process development, supply chain and manufacturing technologies,” said Dr. André Choulika, Chairman and Chief Executive Officer. “We are all looking forward to seeing his leadership and guidance advance our mission of developing life-changing allogeneic UCART-cell products for cancer patients.”

“Steve led all aspects of Biogen’s Global Manufacturing Sciences, technology transfer and manufacturing process support, and I am very confident that his expertise will not only transfer, but will also enhance our manufacturing goals, and bring them to fruition,” added Bill Monteith, Executive Vice President, Technical Operations.

“I am thrilled to be joining this brilliant team in Raleigh, NC, who has already achieved an impressive amount of work in such a short period of time. It is not lost on me that I join Cellectis at a critical time in our company’s development, and I am excited to make a contribution to its long-term success; helping to build an efficient manufacturing process, streamlining and advancing Cellectis’ global manufacturing objectives, and participating in the company’s future product commercialization,” said Steve Doares, Ph.D., Senior Vice President and Site Head, US Manufacturing.

Steve Doares joins Cellectis from Biogen where he was VP, Global Manufacturing Sciences, responsible for technology transfer into GMP manufacturing of processes from clinical through commercialization stages for Biogen’s therapeutic product portfolio, both internally and externally. In his previous role, he provided scientific expertise for process troubleshooting and lifecycle improvements; process monitoring, advanced modeling, and PAT implementation; and technical and vendor management expertise for raw materials and SUS/disposables. Steve was also overseeing both drug substance/API and drug product processes, for biologics and pharmaceuticals, and was with Biogen since 2010. Before that, he spent 15 years at Wyeth/Pfizer in glycoconjugate vaccine process development and technology transfer, clinical trials material drug substance production, and quality assurance supporting a vaccine drug substance plant. Dr. Doares holds a Ph.D. in Biochemistry from the University of Georgia.

About Cellectis
Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:
Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com
Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:
Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

Disclaimer
This press release contains “forward-looking” statements within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. These forward-looking statements include without limitation statements regarding the commercialization of the Company’s product candidates. These forward-looking statements are based on management’s current expectations and assumptions and on information currently available to management. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Further information on the risk factors that may affect company business and financial performance is included in Cellectis’ Annual Report on Form 20-F and the financial report (including the management report) for the year ended December 31, 2019 and subsequent filings Cellectis makes with the Securities Exchange Commission from time to time. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons why actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

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